SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

Governance Report

Document in compliance with CVM Instruction 586/2017,

2022

PARANÁ
GOVERNO DO ESTADO

Contents

INTRODUCTION	3
1. SHAREHOLDERS	5
2. BOARD OF DIRECTORS	9
3. EXECUTIVE BOARD	16
4. OVERSIGHT AND CONTROL BODIES	18
5. ETHICS AND CONFLICTS OF INTEREST	23

INTRODUCTION

Companhia Paranaense de Energia - Copel, is a publicly traded, mixed capital company controlled by the State of Paraná, with shares traded on the Level 2 Corporate Governance Special Listing Segment of B3 S.A. - Brasil, Bolsa, Balcão, as well as on the New York Stock Exchange (NYSE) and the Madrid Stock Exchange, in the Latibex segment.

The main activities carried out by Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Ministry of Mines and Energy (MME), are the research, study, plan, build, and explore the production, transformation, transportation, distribution, and commercialization of energy, in any way or form, mainly electricity. Additionally, Copel participates in consortia, private companies and mixed capital companies, aimed at developing activities, mainly in the energy and natural gas sectors. Copel is one of the largest electric companies in Brazil.

This 2022 Governance Report prepared by Copel portrays its adherence to governance practices in accordance with the Brazilian Code of Corporate Governance for Publicly Held Companies[1]. The document was prepared in compliance with CVM Instruction 586/2017.

The document was prepared in compliance with CVM Instruction 586/2017.

The Company's information is structured according to the Apply or Explain model, which is internationally recognized as the model that best suits governance codes. According to this model, governance practices should not be carried out in a rigid format and applied equally to all companies, but rather allow companies the freedom to explain why they do not adopt a certain practice, considering the reality of each company.

Copel’s Governance Report, which has been published since 2018, is submitted for approval by the Executive Board, the Sustainable Development Committee and the Company's Board of Directors, as established in the Bylaws.

The Company applies practically all the practices recommended by the Brazilian Code of Corporate Governance for Publicly Held Companies, and therefore complies with the essence of the corporate governance values reflected in the Code and established by its principles.

In 2021, we highlight Copel's migration to the Level 2 trading segment of B3 and the vast reform carried out in its Bylaws and in the internal regiments of the statutory bodies, bringing significant advancements, in addition to the installation of the Sustainable Development Committee, the Investment and Innovation Committee, and the Minority Committee. The Board of Directors increased the number of members elected by minority shareholders by 50%. The Statutory Audit Committee now has an external member. We also approved the implementation of a Units program, aiming to increase the liquidity of the Company’s shares, as well as an Investment Policy and a Dividend Policy, ensuring more transparency and predictability for our investors.

Copel's Governance Report is organized into five chapters: (i) Shareholders; (ii) Board of Directors; (iii) Executive Board; (iv) Oversight and Control Bodies; and (v) Ethics and Conflicts of Interest. These chapters, written in accessible language, reflect the practices adopted by the Company in a transparent, complete, objective, and precise manner.

1 The Brazilian Corporate Governance Code for Publicly Held Companies was prepared by the Interagents Working Group, coordinated by the Brazilian Institute of Corporate Governance – IBGC - and comprised by 11 of the most important capital market entities.

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For more details on the information contained in the Governance Report, please access the links provided to the public documents available on the Investor Relations website, among which we highlight the following documents: Bylaws, Internal Regiments of Statutory Bodies, Reference Form, Annual Public Policies and Corporate Governance Letter, and Corporate Policies.

Enjoy your reading!

Board of Directors

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1.	SHAREHOLDERS
1.1.	Ownership Structure

1.1.1. Recommended practice: The company's share capital must only be comprised of common shares.

EXPLANATION: The recommended practice is not applicably by Copel since any change to its corporate structure would imply a reformulation of Copel's shareholding control, which is not the intention of the controlling shareholder. Copel's share capital, originally constituted in 1954, prior to Law 6,404/1976, was subscribed in Common Shares (ON) and Preferred Shares (PN), in the ratio of 1/3 and 2/3 respectively, and thus it is impossible to limit its capital only to Common shares since the conversion of PN shares into ON shares would imply in loss of shareholding control of the State of Paraná, which holds only 31.7% of the Total Capital, and therefore would a privatization process would be required.

a) description of the current shareholder structure and the political and economic rights of each type or class of shares:

- ON (38.52%): Grants the holder essential shareholder rights, especially the right to vote at the Company's shareholders’ meetings. Each common share corresponds to one vote at the General Shareholders’ Meeting.

- Preferred Share (61.48%): Grants the holder priorities in the distribution of dividends, fixed or minimum, and priorities in capital reimbursement, with restricted voting rights pursuant to Paragraph 7 of Article 5 of the Bylaws.

b) the way in which control is exercised:

Copel is a mixed capital company with the State of Paraná as its controlling shareholder, holding 69.66% of the common shares.

Other factors that make this item not applicable to Copel:

1.       The Company’s Governance level.

Since December 2021, Copel has been classified in the Level 2 Corporate Governance segment of B3, which has as one of its characteristics, the Share Capital comprised by ON and PN shares (with additional rights), with no obligation for Share Capital to be exclusively comprised by common shares.

2.       UNITs Program

In April/2021, Copel implemented the UNITs Program, which consisted in the creation of Share Deposit Certificates, or UNITS (CPLE11), comprised of 1 common ON share (CPLE3) and 4 class “B” preferred shares (CPLE6). A share capital containing only common shares would trigger an automatic cancellation of the program.

1.2.	Shareholders’ Agreement

1.2.1. Recommended practice: Shareholders' agreements must not bind the exercise of voting rights of any Executive Board member or member of oversight and control bodies.

NOT APPLICABLE

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1.3.	General Shareholders’ Meeting

1.3.1. Recommended practice: The executive board must use the shareholders’ meeting to communicate how the company’s business is being conducted and, therefore, executive board must publish a manual to facilitate and encourage participation in general shareholders’ meetings.

ADOPTS

1.3.2. Recommended practice: The minutes must provide a full understanding of the discussions held at the shareholders’ meetings, even if they are drawn up in summary form, and must include the votes cast by the shareholders.

ADOPTS

1.4.	Defense mechanisms

1.4.1. Recommended practice: The board of directors must perform a critical analysis of the advantages, disadvantages and characteristics of defense mechanisms and, most importantly, explain how they are triggered and the price parameters, if applicable, explaining them.

NOT APPLICABLE

1.4.2. Recommended practice: Entrenched clauses that allow mechanisms to be removed from the bylaws must not be used.

ADOPTS

1.4.3. Recommended practice: If the bylaws provide for a tender offer whenever a shareholder, or a group of shareholders, reaches, directly or indirectly, a relevant equity interest in the voting capital, the rule for establishing the offer price must not impose premiums that are substantially higher than the shares’ economic or market value.

NOT APPLICABLE

1.5.	Changes in Control

1.5.1. Recommended practice: The company's bylaws must establish that: (i) transactions related to direct or indirect sales of controlling interest must be accompanied by a tender offer targeted at all shareholders, under the same price and conditions obtained by the selling shareholder; (ii) executive board members must express their opinion on the terms and conditions for corporate reorganizations, capital increases and other transactions that result in a change in shareholder control, and a statement informing if said conditions ensure fair and equitable treatment among the company's shareholders.

ADOPTS: (i) pursuant to Article 5, Paragraph 6, Item VI, of the Company's Bylaws, "Preferred shares assure their holders the right to be included in a public offer for the acquisition of shares as a result of the Sale of Company Control at the same price and under the same conditions offered to the Selling Controlling Shareholder."

The justification for item (ii) can be confirmed in Article 28, item XXXIII, of the Company's Bylaws:

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“Issue a favorable or unfavorable opinion to any public offer for acquisition of shares whose object is the shares issued by the Company, by means of a prior grounded statement, disclosed within fifteen (15) days of publication of the public offer notice, which shall address, at least: (i) the convenience and opportunity of the public offer for acquisition of shares with respect to the interest of all shareholders and in relation to the liquidity of the securities held by them; (ii) the results of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission”;

The current version of the Company's Bylaws, approved by the 203rd Extraordinary Shareholders' Meeting held on November 26, 2021, is available at:

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

1.6.   The Board of Director’s Opinion on Tender Offers

1.6.1. Recommended practice: The bylaws must provide that the board of directors issue an opinion in relation to any tender offer for the shares or securities that are convertible or exchangeable for shares issued by the company, containing, among other relevant information, the board of director’s opinion regarding the eventual acceptance of the tender offer and the economic value of the company.

ADOPTS

1.7.	Income Allocation Policy

1.7.1. Recommended practice: The company should formulate and disclose an income allocation policy established by the board of directors. Among other aspects, said policy must provide for the periodicity of dividend payments and the reference parameter to be used for setting the respective amount (percentage of adjusted net income and free cash flow, among others).

ADOPTS

1.8.	Mixed Capital Companies

1.8.1. Recommended practice: The bylaws must clearly and precisely identify, in a specific chapter, the public interest that justified the creation of a mixed capital company.

ADOPTS: The public interest that justified the creation of Copel is described in Article 1 of its Bylaws:

“Companhia Paranaense de Energia, hereinafter referred to as "Copel" is a mixed capital publicly held company and legal entity under private law whose major stakeholder is the State of Paraná, was incorporated by State Decree 14,947/1954, as authorized by State Law 1,384/1953, being governed by these Bylaws, Federal Laws 6,404/1976 and 13,303/2016, and further applicable legal provisions.”

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Copel was created on October 26, 1954, by State Decree 14,947, to operate in the generation, transmission, and distribution of electricity, as part of Paraná's plan to put the electricity sector under state control.

Through State Decree 1,412/1956, Copel began to centralize all state activities for the planning, construction, and exploitation of the production, transmission, transformation, distribution, and commercialization of electric energy and related services, incorporating all goods, services, and works held by various bodies. The Company then became responsible for the construction of large energy integration systems and hydroelectric projects foreseen in the Electrification Plan of the State of Paraná.

The current version of the Company's Bylaws, approved by the 203rd Extraordinary Shareholders' Meeting held on November 26, 2021, is available at:

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

1.8.2. Recommended practice: The board of directors must monitor the company's activities and establish policies, mechanisms, and internal controls to verify the costs incurred to serve the public interest and possible reimbursements to be made to the company or other shareholders and investors by the controlling shareholder.

ADOPTS: With respect to the public interest that justified its creation, Copel’s Board of Directors is responsible for establishing the general guidance of the business, defining, among others, the objectives and priorities in meeting public policies compatible with the Company’s operations and corporate purpose, seeking its sustainable development. (Item I of Article 28).

The current version of the Company's Bylaws, approved by the 203rd Extraordinary Shareholders' Meeting held on November 26, 2021, is available at:

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

In relation to the mechanisms and internal controls used to calculate the costs to be incurred to serve the public interest and the respective reimbursement, by the controlling shareholder, to the Company and other shareholders and investors, State Law 18,280/2014, regulated by State Decree 666/2015, authorized Copel to deduct the debts from the due ICMS amount to be passed on by the Company to the State Treasury Department (SEFA) in reference to the costs incurred for the Programs to comply with public policies, services and supply of electric energy to the State of Paraná. An example is the Luz Fraterna Program, created and amended by State Laws 491/2003 and 17,639/2013, which allows the State of Paraná to pay the electricity bills of low-income families in the State of Paraná (duly registered) provided that their consumption levels do not exceed the monthly limit of 120 kWh per family. https://copelsustentabilidade.com/programas/programa-luz-fraterna/

Copel Holding supports its wholly-owned subsidiaries in collection activities for the amounts related to the costs of serving the public interest, through a systematic monitoring of the reimbursement of costs, issuing a monthly letter signed by the Company’s Chief Executive Officer to the State Treasury Department (SEFA).

The Programs executed by Copel to comply with public energy policies, as well as those executed as public policies for other matters of public interest, and details regarding the costs incurred can be conferred in item 7.1-a, pages 127 to 138 of 540 of the Company's

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2021 Reference Form, and in the Annual Public Policies and Corporate Governance Letter - Cycle 2020-2021, pages 4 to 6. 2021 Reference Form (version 7): https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/5c74af0f-bfb8-44d9-292c-9fe688a20a5c?origin=1

Annual Public Policies and Corporate Governance Letter - Cycle 2020-2021: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/5ff091e2-9b89-f72d-27ac-e15f2fd93356?origin=1

2.	BOARD OF DIRECTORS
1.
2.
2.1.	Duties

2.1.1. Recommended practice: The board of directors must, without prejudice to other legal, statutory and other practices provided for in the Code: (i) define the business strategies, considering the company’s operational impacts on society and the environment, aiming at the company’s perpetuity and value creation in the long term; (ii) periodically assess the company’s risk exposure and the effectiveness of risk management systems, internal controls, and the integrity/compliance system, as well as approve a risk management policy compatible with the business strategies; (iii) define the company’s values and ethical principles, ensuring the issuer’s transparency in the relationship with all stakeholders; (iv) perform an annual review of the corporate governance system, aiming at improving it.

ADOPTS: The Board of Directors is a strategic and collegiate decision-making body, responsible for defining the Company's senior guidance, ensuring the Company's assets are protected and that the Company is achieving its corporate purpose, in addition to being responsible for guiding the Executive Board in maximizing return on investment, adding value to the business with sustainability. The duties of the Board of Directors are provided in Article 28 of the Bylaws and in its Internal Regiments.

In addition to the powers and duties set forth by law, the Board of Directors shall:

(i) Item I: establish the general guidelines for the Company's business, including approval and monitoring of the business plan, strategic and investment planning, defining objectives and priorities in meeting public policies compatible with the Company's area of operation and its corporate purpose, always seeking development with sustainability; An example is the Minutes of the 210th Board of Directors’ Meeting held on January 20, 2021 – https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/2d5f38d8-fdb5-8da8-bb44-da765576a5ec?origin=1

(ii) Item IX: periodically monitor the effectiveness of risk management and internal control systems established to prevent and mitigate the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud.

According to item XVII, the Board of Directors is also responsible for approving the Integrated Corporate Risk Management Policy and its amendments. The risk management model adopted by Copel is based on recognized structures and standards, such as the COSO and the IBGC's Code of Best Practices for Corporate Governance.

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The current version of the Policy was approved at the 219th Board of Directors’ Meeting, held on October 14, 2021, available at www.copel.com, and the IR website: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/b3c54c60-f8bb-1ee1-13f3-78803639de0a?origin=1

An example is the summary Minutes of the 219th Board of Directors’ Meeting held on October 14, 2021 – https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/46a43427-54d6-1359-e1e7-68add84fe588?origin=1

(iii) Item X: approve Copel's Code of Conduct and Integrity Program and monitor its amendments.

In terms of maintaining the Company's transparency in its relationship with stakeholders, Copel provides communication channels, including: an independent Whistleblowing Channel, a Moral Harassment Analysis Commission (CADAM), an Ombudsman, and an Ethics Committee, aiming to receive opinions, criticisms, consultations, complaints, and reports that, in addition to contributing in the fight against fraud and corruption, also expand the Company’s relationship with stakeholders.

The current versions of the Code of Conduct (approved 166th Extraordinary Board of Directors’ Meeting) and Integrity Program (203rd Board of Directors’ Meeting) are available on the Compliance Portal: https://www.copel.com/hpcweb/institucional/compliance/#coe

(iv) Item XVII: provides for the power to approve the Corporate Governance Policy, approved on September 22, 2021, establishing the principles and guidelines for the Company and its Executive Board. Additionally, Item X provides the Board of Directors the power to establish and monitor governance practices and internal controls, as well as guidelines and policies for the Company’s wholly-owned subsidiaries, directly or indirectly controlled entities and, in situations in which the Company holds a direct or indirect minority interest, the Board of Directors has powers, proportional to the interest held, to resolve on relevant and material matters and risks of business in which said entities are participants;

The current version of the Corporate Governance Policy is available on the IR website.

Copel adopts the practice of constantly improving its Corporate Governance System, which goes beyond meeting legal requirements, CVM regulations, B3 Listing Regulations, and the practices imposed by North American legislation for companies listed on the New York Stock Exchange. The Board of Directors is responsible for approving and monitoring all practices that comprise the Governance System (Article 28 of the Bylaws), as well as approving all corporate policies, internal regiments of statutory bodies, corporate reports, risk management systems, internal controls and integrity, as well as the Annual Public Policies and Corporate Governance Letter.

On March 11, 2021, we carried out a statutory reform, approved by the 201st Extraordinary Shareholders’ Meeting, with the following significant advances in governance: (i) the creation of three statutory advisory committees to the Board of Directors, namely the Investment and Innovation Committee, the Sustainable Development Committee, and the Minority Committee; b) the approval of a UNITs Program; c) the Company’s adherence to the Level 2 Corporate Governance segment of B3; d) a 50% increase in the number of Board Members elected by non-controlling shareholders, from 2 members to 3 members; and e) the Inclusion of an independent external member to the Statutory Audit Committee.

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The current version of the Company's Bylaws, approved by the 203rd Extraordinary Shareholders' Meeting held on November 26, 2021, is available at: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

The current version of the Internal Regiment of the Board of Directors, approved at the 224th Board of Directors’ Meeting held on March 16, 2022, is available at:

https://mz-filemanager.s3.amazonaws.com/8e10187f-e1d1-4712-be69-bd3fc0e6b8c0/estatuto-regimentos-politicas-e-comitescentral-de-downloads/124772c058a4741e2f40367c21fcc8ba8ddd805ae49750aec8b4628e51f9d6fa/boards_of_directors_of_copel_and_its_whollyowned_subsidiaries.pdf

2.2.   Composition of the Board of Directors

2.2.1. Recommended practice: The bylaws must establish that: (i) the board of directors must be comprised, in its majority, by external members, with at least one third of independent members: (ii) the board of directors must assess and disclose the identity of the independent members on an annual basis, as well as indicate and justify any circumstances that may compromise their independence.

ADOPTS

2.2.2. Recommended practice: The board of directors must approve a nomination policy that establishes: (i) the process for appointing members to the board of directors, indicating if other corporate bodies participate in the process, (ii) the composition of the board of directors must be based on the time availability of its members for the exercise of their roles and diversity in terms of knowledge, experiences, behavior, cultural aspects, age and gender.

ADOPTS: (i) Copel considers the process of appointing Executive Board members, members of the Fiscal Council and members of statutory committees as a fundamental part of the sustainable management of the Company's business.

According to Article 28, item XVII, of the Company's Bylaws, the Board of Directors shall approve and monitor the Company's general policies and their respective amendments, including the Nomination Policy and its internal regiment, which is aimed at establishing the principles to be considered in the nomination process, as well as the guidelines for the appointment of members of the statutory bodies of the Company and its direct and indirect wholly-owned subsidiaries, respecting their corporate procedures.

To carry out the nomination process, under the procedures and requirements established in the Policy and internal regiments, the Company has a Nomination and Evaluation Committee, provided for in Article 53 of the Bylaws, which is responsible for verifying compliance with the nomination and evaluation process for Executive Board members, members of the Fiscal Council and members of statutory committees, pursuant with current legislation.

(ii) One of the main principles of the Nomination Policy is to promote diversity by recognizing the importance of diversity in training, skills and experiences, including gender, religion, age and race, and the guideline is to prioritize the nomination of members of statutory bodies that have complementary skills, time availability for their position, qualifications, and experiences.

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The current version of the Company's Bylaws, approved by the 203rd Extraordinary Shareholders' Meeting held on November 26, 2021, is available at:

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

The Nomination Policy and its regiment, approved at the 219th Board of Directors’ Meeting held on October 14, 2021, is available at - https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/22617574-d45d-741e-fe6c-de8d0aa0d0d3?origin=1

2.3.   Chair of the Board of Directors

2.3.1. Recommended practice: The CEO must not simultaneously hold the position of chair of the board of directors.

ADOPTS

2.4.   Assessment on the Board of Directors’ and its Members

2.4.1. Recommended practice: The company must implement an annual performance assessment process for the board of directors and its committees, such as bodies, chair of the board of directors, board members individually, and the governance secretariat, as applicable.

ADOPTS: Copel carried out (Article 81 of the Bylaws) a performance assessment, on an annual basis, for the members of the Board of Directors and its committees, such as collegiate bodies, the Chair of the Board of Directors, the Board Members individually, and the Governance Secretariat, as applicable. This process is carried out in accordance with the best corporate governance practices and in compliance with Federal Law 13,303/2016.

It is incumbent upon the Chair of the Board of Directors to coordinate the process of performance assessment of each member of the Board of Directors and the Statutory Committees (Article 29 of the Bylaws). This process has been conducted, since 2016, by an independent consultancy with a multilateral participation and includes the assessment of the Corporate Governance Secretariat in relation to the services provided to statutory bodies.

The methodology includes qualitative and quantitative analyses, aiming to assess the performance of the Board of Directors in its entirety, as well as the contribution of the members of all statutory bodies, including chairpersons, in addition peer assessments among members. The criteria of the model is grouped into 03 (three) dimensions: Business Results, Collective Contribution and Individual Contribution.

The methodology adopted for the performance assessment considers a collective (assessment of the collegiate body) and individual (self-assessment and peer assessment) evaluation, with qualitative analyses on all statutory bodies and quantitative analyses for the Executive Board, aiming at verifying the achievement of financial and non-financial performance goals, as defined by the Executive Board of Copel Holding and its wholly owned subsidiaries.

The qualitative assessment of the statutory bodies considers the following criteria: fulfillment of attributions, compliance, relationship, and operating dynamics. The self- and peer assessments, which are also qualitative, are structured according to the

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performance and follow-up criteria defined for each member in terms of independence, compliance, commitment and participation in the collegiate body.

In January 2020, NPC - 0319 Governance Bodies Annual Performance Assessment Policy was published, establishing the guidelines for the assessment process of the governance bodies of Companhia Paranaense de Energia - Copel and its wholly-owned subsidiaries.

For the 2021 cycle, we structured a monitoring of the development of each member and collegiate body, based on quantitative and qualitative results to identify necessary actions to enhance the performance of statutory bodies and decision-making processes.

2.5.	Succession Planning

2.5.1. Recommended practice: The board of directors must approve and maintain the CEO succession plan updated, which must be coordinated by the chair of the board.

ADOPTS PARTIALLY: The profile of the CEO position is defined according to the criteria of Article 17 of Law 13,303, which establishes the experiences, training and eligibilities required for the position. Any succession process must be submitted to the Board of Directors which, according to the attributions provided for in Article 28 of the Bylaws, shall elect, dismiss, accept the resignation, and replace the Company's directors, establishing their attributions.

The Company also has a Nomination and Evaluation Committee, a permanent statutory body that assists shareholders and is responsible for verifying compliance with the nomination and evaluation process for Executive Board members, members of the Fiscal Council, and members of statutory committees, in compliance with current legislation.

Additionally, the Company has a Sustainable Development Committee, an advisory and permanent statutory body to the Board of Directors responsible for, among others, analyzing, evaluating, and recommending improvements and strategic guidelines for assessment processes, development and succession of the Company's executives and Board members.

The CEO succession process is based on the Nomination Policy (NPC 0315), which establishes guidelines for appointing members of the statutory bodies of Companhia Paranaense de Energia – Copel.

Among the guidelines of the Nomination Policy, we highlight: “4.3 – Ensure that the appointed members have the profile required for the position, observing the strategic guidelines and expected performance for the duties of the respective positions which they will fill at the Company." and "4.5 – Structure a succession plan aimed at ensuring that replacements are programmed, reducing the impacts on Copel's business continuity and perpetuity."

The Nomination Policy, approved at the 219th Board of Directors’ Meeting held on October 14, 2021, is available at:

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/22617574-d45d-741e-fe6c-de8d0aa0d0d3?origin=1

2.6.   Integration of new Board Members

2.6.1. Recommended practice: The company must have a previously structured onboarding program for new Board members, presenting them to the key people at the company and

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its facilities, and addressing fundamental topics for the understanding of the company’s business.

ADOPTS: Since 2017, the Company has been adopting an integration program for new members of the Board of Directors and signed a partnership with the Brazilian Institute of Corporate Governance - IBGC in 2018.

In 2019, Copel's Corporate University, together with the Governance, Risk, and Compliance Department and the Corporate Governance Secretariat, carried out two corporate integration practices for new Board members: a) The first integration event, held in May 2019, had the participation of the Executive Board members and its wholly owned subsidiaries. At this event, the new Board members received a welcome kit, containing: informative booklets, bylaws, regiments, and other corporate documents, in addition to being introduced to key people at the main facilities, the Company’s rites and symbols, its various businesses, and the key aspects of the country's electricity sector and future challenges of each management. b) The second practice was a Multi-Annual Development Program for Board Members and Executive Board members, covering the period from 2019 to 2022, aimed at improving, through the training of Executive Board members and Board members, the understanding of the best Governance practices and the legal aspects for the roles of Board members and Fiscal Council members, in addition to discussing the fundamental themes for the performing the roles of Board members and Fiscal Council members in mixed capital companies. On May 23, 2019, the first course of the Program was offered by IBGC, training the participants on how to comply with the requirements of: (i) Law 13,303, which contains legislation and governance; (ii) Capital Markets and Disclosure of Information; (iii) Law 12,846, of August 1, 2013; and (iv) the Company’s Code of Conduct, Internal Controls, and the Best Practices for the Board of Directors, Executive Board, and the Fiscal Council.

In 2020, we held the second course for Copel’s Program. This course, attended by members of Executive Board and of the Board of Directors of Copel Holding and its subsidiaries, Specific Purpose Companies (SPCs) and affiliates, was promoted by Copel in partnership with IBGC. The training was offered in the online format, containing 8 modules and with a total of 32 hours, with the following content: (i) Law 13,303 - Role and Mission of the Board of Directors, Responsibility of the Administrators, Corporate Law, and Anti-Corruption Law; (ii) Strategy - New Business Context, Strategic Governance Challenges, and Essence of Business Value; (iii) Risk Management - Strategic Targeting and Monitoring, Role in Risk Management, Audit Committee, and Compliance Risks; (iv) Innovation - Culture of Innovation, Innovation Myths, and Digital Transformation in the Light of the 4th Industrial Revolution; (v) People Management - Strategic HR topics: Compensation, Succession, Performance Evaluation and Talent Retention; (vi) Control Function - Control Function in Governance: Roles and responsibilities of the Administrators in the control function, role of internal and independent audits, Responsibilities of the Audit Committee and its relationship with other Governance agents; and (vii) Business Performance Monitoring - Business Performance Monitoring: Performance evaluation metrics, Monitoring and Accountability, Value Creation, Accountability and Transparency.

In 2021, an online course on Improvement in Governance for Executive Board and Fiscal Council Members of Mixed Capital Companies was given to the Executive Board members, members of the Board of Directors and the committees of Copel and its subsidiaries. The training was in partnership with the Brazilian Institute of Corporate Governance – IBGC and had a duration of 8 hours. The following topics were addressed:

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(i) Corporate and capital market legislation; (ii) Disclosure of information; (iii) Internal Control and Risk Management; (iv) Code of Conduct and Integrity; (v) Law 12,846/2013 (Anti-Corruption Law); (vi) Communication with the Market, Transparency and Accountability; (vii) The role of the Board of Directors and Fiscal Council in compliance with the Anti-Corruption Law; (viii) Administrative and Judicial Liability; (ix) The role of Audits; (x) The Board of Directors in the Governance System; (xi) The Mission of the Board of Directors; (xii) The roles and responsibilities of the Board of Directors and its members.

2.7.   Compensation for the Board of Directors

2.7.1. Recommended practice: Compensation for the members of the board of directors must be proportional to their duties, responsibilities, and amount of time demanded. There must not be compensation based on meeting participations, and variable compensation for the members of the board of directors, if any, must not be linked to short-term results.

ADOPTS

2.8.   Internal Regiment of the Board of Directors

2.8.1. Recommended practice: The board of directors must have an internal regiment that regulate its responsibilities, duties and operating rules, including: (i) the duties of the chair of the board of directors; (ii) the rules for replacing the chair of the board in his/her absence or vacancy; (iii) the measures to be taken when conflicts of interest arise; and (iv) the setting of sufficient deadlines to receive the materials for discussion at the meetings, with appropriate depth.

ADOPTS

2.9.	Board of Directors’ Meetings

2.9.1. Recommended practice: The board of directors must set an annual calendar with the dates of ordinary meetings, which must not be less than six or more than twelve, in addition to convening extraordinary meetings, as necessary. This calendar must include an annual thematic agenda with relevant topics and discussion dates.

ADOPTS

2.9.2. Recommended practice: Board meetings must provide for regular and exclusive sessions with external board members, without the presence of executives and other guests, so as to align external board members and discuss topics that may cause discomfort.

ADOPTS

2.9.3. Recommended practice: The minutes of the board of directors’ meetings must be clearly written and record the decisions taken, a list of attending members, and information on dissenting votes and abstentions.

ADOPTS: The Company maintains a specific area (Corporate Governance Secretariat), with trained professionals who are responsible for preparing the Minutes for the meetings in clear writing that accurately portrays the decisions taken, a list of the attending members, and information the dissenting votes and the abstentions from voting.

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The Minutes are available on the Company's Investor Relations website, at: https://ri.copel.com/en/corporate-governance/meetings/board-meetings/

3.	EXECUTIVE BOARD
3.1.	Duties

3.1.1. Recommended practice: Without prejudice to its legal and statutory duties and other practices provided for in the Code, the executive board must: (i) implement the risk management policy and, whenever necessary, propose to the board of directors any revisions to this policy, due to the changes in risk to which the company is exposed; (ii) implement and maintain effective mechanisms, processes and programs for monitoring and reporting financial and operational performance and the impacts of the company's activities on society and the environment.

ADOPTS

3.1.2. Recommended practice: The executive board must have its own internal regiment to establish its structure, functioning, roles and responsibilities.

ADOPTS

3.2.	Nomination of Executive Officers

3.2.1. Recommended practice: Executive or managerial positions must not be reserved for direct nomination by shareholders.

ADOPTS

3.3.   Assessment of the CEO and Executive Board

3.3.1. Recommended practice: The CEO must undergo a formal performance assessment by the board of directors, on an annual basis, in which the achievement of financial and non-financial performance goals shall be analyzed, as established by the board of directors for the company.

ADOPTS: The CEO is evaluated on an annual basis and in accordance with the premises of the performance assessment program for members of statutory bodies and with Governance Bodies Annual Performance Assessment Policy (NPC – 0319), which establishes the guidelines for the assessment process of the statutory bodies of Companhia Paranaense de Energia - Copel (Holding) and its members, using a specific and participatory methodology aligned with the Nomination and Evaluation Committee and resolved with the Board of Directors. The results are presented, analyzed, discussed and approved by the Board of Directors. The process is conducted by an independent external consultancy and, based on lessons learned from previous cycles, the methodology has been undergoing improvements, reinforcing not only the assessment stage, but also the promotion of professional development stage.

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The current version of the Governance Bodies Annual Performance Assessment Policy is available at:

https://s3.amazonaws.com/mz-filemanager/16a31b1b-5ecd-4214-a2e0-308a2393e330/1fe13ecf-c3eb-4aa4-a51a-3b3ac3449fde_npc%200319%20-%20governance%20bodies%20annual%20performance%20assessment%20policy.pdf

3.3.2. Recommended practice: The results for other directors, including the CEO’s proposals for goals to be agreed and the maintenance, promotion or dismissal of executives from their respective positions, must be presented, analyzed, discussed and approved at a board of directors’ meeting.

ADOPTS: The other directors are evaluated according to the performance assessment program provided in Governance Bodies Annual Performance Assessment Policy (NPC - 0319), which establishes the guidelines for the assessment process of the statutory bodies of Companhia Paranaense de Energia - Copel, using a specific and participatory methodology aligned with the Nomination and Evaluation Committee and resolved along with the Board of Directors. The results are presented, analyzed, discussed and approved by the Board of Directors. The process is conducted by an independent external consultancy and, based on lessons learned from previous cycles, the methodology has been undergoing improvements, reinforcing not only the assessment stage, but also the promotion of professional development stage.

The current version of the Governance Bodies Annual Performance Assessment Policy is available at:

https://s3.amazonaws.com/mz-filemanager/16a31b1b-5ecd-4214-a2e0-308a2393e330/1fe13ecf-c3eb-4aa4-a51a-3b3ac3449fde_npc%200319%20-%20governance%20bodies%20annual%20performance%20assessment%20policy.pdf

3.4.	Compensation for the Executive Board

3.4.1. Recommended practice: Compensation for the executive board must be established according to a compensation policy approved by the board of directors in a formal and transparent manner, considering all costs and risks involved.

ADOPTS: The global compensation for the Executive Board, including benefits of any nature and representation fees, are fixed by the General Shareholders’ Meeting under the terms of Federal Law 6,404/1976. Compensation for the Executive Board, in line with the Company's strategic objectives and focused on its perpetuity and creation of long-term value, and is established at the General Shareholders’ Meeting, observing the Compensation of Statutory Bodies Policy (NPC 0321) approved by the Board of Directors and carried out in accordance with the budget forecast approved at the General Shareholders’ Meeting, considering all costs and risks involved.

The compensation policy adopted by the Company is in line with market practices, follows the best corporate governance practices recommended by the Brazilian Institute of Corporate Governance - IBGC, and was approved at the 221st Board of Directors’ Meeting held on December 08, 2021.

The Compensation Policy defines the guidelines, the governance required for the approval of compensation and components of the compensation structure. The current

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version of the Compensation Policy is available at: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/2ed264de-de0d-0c10-d85a-49778514169d?origin=1

3.4.2.	Recommended practice: Compensation for the executive board must be linked to results, with clear and objective medium- and long-term goals related to the creation of economic value for the company in the long term.

ADOPTS: The global compensation for the Executive Board is linked to medium- and long-term goals, approved at the 221st Board of Directors’ Meeting held on December 08, 2021 (NPC 0321 - Compensation of Statutory Bodies Policy), observes the global amount for Executive Board compensation, including benefits of any nature and representation fees, and was set by the General Shareholders’ Meeting pursuant to Federal Law 6,404/1976.

The current version of the Compensation of Statutory Bodies Policy, approved at the 221st Board of Directors’ Meeting, held on December 08, 2021, is available at: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/2ed264de-de0d-0c10-d85a-49778514169d?origin=1

3.4.3. Recommended practice: The incentive structure must be aligned with the risk limits established by the board of directors and must prohibit the same person from controlling the decision-making process and its respective oversight. No one shall resolve on their own compensation.

ADOPTS: The incentive structure is aligned with risk limits, as defined by the Board of Directors by means of the Compensation of Statutory Bodies Policy, approved at the 221st Board of Directors’ Meeting held on December 08, 2021, and the global Executive Board compensation, including benefits of any nature and representation fees, was set by the General Shareholders’ Meeting, pursuant to Federal Law 6,404/1976.

4.	OVERSIGHT AND CONTROL BODIES
4.
4.1.	Audit Committee

4.1.1. Recommended practice: The statutory audit committee must: (i) be responsible for advising the board of directors on monitoring and ensuring the quality of the financial statements, internal controls, risk management and compliance; (ii) be mostly comprised of independent board members and coordinated by an independent board member; (iii) have at least one independent board member with proven cumulative experience in corporate accounting, internal controls, finance and audit; and (iv) have its own budget for hiring advisors for accounting, legal or other matters, when the opinion of an external expert is necessary.

ADOPTS: i) The Statutory Audit Committee is subordinated and directly linked to the Board of Directors, and is provided for in Chapter V, Section I, of Copel's Bylaws.

The main duties of the Statutory Audit Committee include, among others: ensuring the quality and integrity of the Company's accounting and financial statements; ensuring compliance with legal and regulatory requirements; ensuring the performance,

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independence, and quality of the work carried out by the Independent Audit firm hired to issue an opinion on the accounting and financial statements; ensuring the performance and quality of the work of the Internal Audit and the quality and efficiency of the internal control and risk management systems.

The Statutory Audit Committee is also responsible for issuing an annual report at the end of the year and a summary version must be published together with the Company's accounting and financial statements.

The characteristics, composition, functioning and powers of the Statutory Audit Committee are established in its specific Internal Regiments.

ii) Copel's Statutory Audit Committee is comprised by 03 (three) to 05 (five) members chosen by the Board of Directors, elected and removed by such body, all with a unified term of 02 (two) years, with a maximum of 03 (three) consecutive reappointments permitted. The following parameters must be observed in the composition of the Statutory Audit Committee:

I.       the majority of its members must be independent members, pursuant to Federal Law 13,303/2016;

II.       at least 01 (one) member must have recognized professional experience in corporate accounting, auditing, and finance matters, which characterizes him/her as a “financial specialist” under the terms of current legislation;

III.       at least 01 (one) of the members of the Committee must be a member of the Board of Directors;

IV.       at least 01 (one) of the members of the Committee must not be a member of the Board of Directors and must be chosen among market professionals with notable experience and technical capacity; and

V.       the Chair of the Committee must be a member of the Board of Directors.

Currently, all members are independent, pursuant to Federal Law 13,303/2016.

The Internal Regiment of the Statutory Audit Committee, approved at the 217th Board of Directors’ Meeting held on August 04, 2021, is available at - - https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/3da4f89a-7dd5-fb3f-d73d-ada8589ea22b?origin=1

iii) One of the members of the Statutory Audit Committee, in addition to being independent, is also a financial specialist, in compliance with Federal Law 13,303/2016, with this qualification being expressly declared at the time of election.

The declaration can be confirmed in the Minutes of the 206th Extraordinary Board of Directors’ Meeting, held on April 30, 2021, which elected the members of Copel's Statutory Audit Committee, available at - https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/8b4668f1-af30-fb0e-26cc-f4236fef3a05?origin=1

iv) The Statutory Audit Committee has its own budget, as determined in Article 30 of its Internal Regiment, which can be used for consultations, assessments, and investigations within the scope of its activities, including the hiring and use of specialists and/or independent external auditors, as well as for other matters related to the Committee’s activities.

4.2.	Fiscal Council
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4.2.1. Recommended practice: The fiscal council must have its own internal regiment describing its structure, functioning, work program, roles and responsibilities, without affecting the individual performance of its members.

ADOPTS

4.2.2. Recommended practice: The minutes of the fiscal council's meetings must observe the same disclosure rules of the minutes of the board of directors’ meetings.

ADOPTS: As provided in the Company's Bylaws and Internal Regiment of the Fiscal Council, as well as for the Board of Directors, the Minutes are drawn up in the proper meetings book. The Internal Regiments of both collegiate bodies establish the forms of disclosure of the Minutes and restrictions on the disclosure of matters that may harm the Company's legitimate interest, allowing the collegiate body to decide on said disclosure.

Extracts from the Minutes of the Fiscal Council are published on Copel's corporate and Investor Relations websites, and the Minutes of the meetings that approve the financial statements, with the respective opinion, are published in its entirety on Copel's Investor Relations website.

The published documents are available at:

https://ri.copel.com/en/corporate-governance/meetings/board-meetings/

4.3.	Independent Audit

4.3.1. Recommended practice: The company must establish a policy for hiring services other than audit services from its independent auditors, approved by the board of directors, prohibiting the hiring of services other than the audit that may compromise the auditors’ independence. The company must not hire independent auditors who have provided internal audit services in a period of less than three years.

ADOPTS PARTIALLY: The Company has a Policy on Contracting Independent Audit Services establishing the services that can provided by Independent Auditors and approved by the Board of Directors, exemplifying, but not limiting, the services prohibited from being provided by the independent auditors under penalty of characterizing the loss of independence of the external auditor, however, the policy does not prohibit the hiring of an independent auditor that has provided internal audit services in a period of less than 3 years. This Company believes that establishing the period of 3 years, per itself and without a concrete case-by-case analysis, may be superficial and not consistent with the complex reality of identifying situations of conflict.

The Brazilian accounting rules for auditor independence as well as the American rules (also followed by the Company) are detailed and critically focus on identifying situations of conflict. The Company believes that a generic stipulation of a specific mandatory period for this case, without a justifying rationale, could not achieve the concrete objective of this governance principle given high degree of self-review risk and loss of necessary professional skepticism for such activity.

In this context, the Company establishes that a concrete analysis of each specific situation must be carried out by the Statutory Audit Committee and the Board of Directors, given the fact that it needs to previously approve all hiring of this nature.

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The Policy on Contracting Independent Audit Services was approved at the 217th Board of Directors’ Meeting held on August 4, 2021 and available at - https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/b6097281-8d41-d1eb-fd7e-f8755e7dd44f?origin=1

4.3.2. Recommended practice: The independent audit team must report to the board of directors through the audit committee, if installed. The audit committee must monitor the effectiveness of the independent auditors’ work, as well as their independence. It must also assess and discuss the independent auditors’ annual work plan and submit it to the board of directors’ approval.

ADOPTS

4.4.	Internal Audit

4.4.1. Recommended practice: The company must have an internal audit directly linked to the board of directors.

ADOPTS: The Internal Audit is functionally linked to the Board of Directors, through the Statutory Audit Committee, as provided for in Article 51, Paragraph 5, of the Company's Bylaws. The Statutory Audit Committee is a collegiate body comprised by five members of the Board of Directors, with the following attributions and powers relating to the Internal Audit function defined in its Internal Regiment:

a) review, together with the Executive Board, Internal Audit, and independent auditor, the scope, work plan, and the staff to be allocated for the work;

b) oversee the performance, organization, planning, results, budget, responsibilities, and qualification of the employees of the Internal Audit;

c) recommend the appointment and/or replacement of the head of the Internal Audit to the Board of Directors;

d) approve the Internal Audit’s Multi-Annual Work Plan, including its amendments, as necessary;

e) make an assessment, at least once a year, on the performance of the head of the Internal Audit, as well as agree on his/her compensation and respective benefits;

f) analyze, based on a direct report from the head of Internal Audit, the situations in which unacceptable risks related to any activities of the Company are identified, defining the treatment of the matter within the scope of the Committee and reporting the risk to the Board of Directors for its awareness and actions.

g) oversee the work of the Internal Audit and Internal Control, as well as the area responsible for preparing the Company’s financial statements;

h) evaluate the effectiveness of the work of the independent auditor and the Internal Audit, also verifying compliance with legislation, regulations and the Company's internal rules, recording any flaws identified.

4.4.2. Recommended practice: If this activity is outsourced, the internal audit services must not be provided by the same company that audits the financial statements. The company must not hire, for its internal audit, any service provider that performed independent audit services in a period of less than three years.

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ADOPTS

4.5.   Management of Risks, Internal Controls and Integrity/Compliance

4.5.1. Recommended practice: The company must adopt a risk management policy approved by the board of directors that includes the definition of risks to which it seeks protection, the instruments used for such purpose, the corporate structure for risk management, the assessment of appropriateness and effectiveness of the operational structure and internal controls, in addition to issuing guidelines with the acceptable limits for the company's exposure to these risks.

ADOPTS: The company adopts a revised corporate risk management policy (version 8), approved by the Board of Directors on October 14, 2021, which provides for the integration of risk management and includes the definition of strategies and monitoring of performance, in addition to formally establishing roles and responsibilities, maintenance of adequate infrastructure, a common methodology for the entire Company, a risk appetite statement, as well as other aspects that are relevant for the Company’s risk management.

The three-line structure is the organizational structure planned and used for managing corporate risks. The Executive Board is responsible for the first line of defense are responsible for identifying and assessing risks, in addition to executing and maintaining treatment actions, implementing internal procedures to ensure that activities are in line with goals and objectives. The Governance, Risk, and Compliance Department is responsible for the second line of defense and therefore must establish the process to be used for managing internal controls, compliance and corporate risks. Finally, the Internal Audit is responsible for the third line of defense and therefore must assess the efficiency and effectiveness of Risk Management at Copel, in addition to carrying out tests of the effectiveness of internal controls designed to comply with Sarbanes-Oxley.

4.5.2. Recommended practice: The board of directors is responsible for ensuring that the executive board has internal mechanisms and controls to understand, assess, and control risks, maintaining them at levels compatible with the established limits, including the integrity/compliance program, aiming at complying with laws, regulations and external and internal standards.

ADOPTS: The risk management policy approved by the Board of Directors provides the process for assessing internal controls, aimed at evaluating the effectiveness of the treatment given to risks identified in the Company's business processes. The criteria used by Executive Board in the design of its internal control systems for financial reporting is established in the Internal Control - Integrated Framework (2013), published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In this process, the Company also adopts the practice in which process managers, including executive directors, issue “Certificates of Internal Controls”, formalizing their awareness of detected non-conformities and undertaking to develop action plans to regularize them. Additionally, the Risk Management Policy provides for instruments that adequately monitor risks and protect the Company's value, in which we highlight: (i) the establishing and maintenance of levels of approval and segregation of duties; (ii) incident reporting and control practices; (iii) periodic reviews of associated risks and controls, according to their level of exposure; and (iv) periodic reports submitted to the Statutory Audit

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Committee and the Board of Directors. The Integrity Program approved by the Board of Directors describes the internal mechanisms and procedures for integrity, ethics, transparency, risk management, internal controls, compliance, internal audit, application of the Code of Conduct, and incentive to report illicit acts and irregularities, all of which are aimed at preventing, detecting, punishing and remediation of possible acts that jeopardize the Company.

4.5.3. Recommended practice: The executive board must assess, at least once a year, the effectiveness of the risk management and internal control policies and systems, as well as the integrity/compliance program, and report the results to the board of directors.

ADOPTS: The Executive Board carries out annual assessments, through the work of the Internal Audit, on the effectiveness of the corporate risk management policy, the process for evaluating internal controls, and the integrity program. In addition, periodic reports on these matters are submitted to the Statutory Audit Committee and the Board of Directors.

In 2019, we implemented the self-assessment tool for certain controls, known as CSA (Control Self-Assessment), which is, conceptually, a structured way of allowing managers and employees to assess the internal control system, identifying and evaluating their own processes, risks, and internal control environment.

5.	ETHICS AND CONFLICTS OF INTEREST

5.1.   Code of Conduct and Whistleblowing Channel

5.1.1. Recommended practice: The company must have an independent and autonomous conduct committee directly linked to the board of directors, being responsible for implementing, disseminating, training, reviewing and updating the code of conduct and the whistleblowing channel, as well as for conducting investigations and proposing corrective measures related to the code of conduct’s violations.

ADOPTS: Copel has an Ethics Committee, an supporting body to the Board of Directors, with the following main attributions: to monitor the process of receipt and verification of reports made through the Whistleblowing Channel, to decide on the application of disciplinary measures, and to monitor the resolution on the flaws identified during the investigation of reports, in compliance with internal regulations and applicable legislation. The Ethics Committee is also responsible for participating in the review of the Code of Conduct, in addition to exercising the role of higher authority to clarify questions or for arbitration of conflicts related to the Code of Conduct. The Committee is comprised by the Governance, Risk and Compliance Officer, the Corporate Management Officer, and the Legal Affairs and Institutional Relations Officer, in addition to a member of the Board of Directors. This collegiate body, upon its own resolution, may invite Officers of areas involved in matters being addressed, and the CEO of Copel Holding may assist in the decision-making process.

The current format of the Ethics Committee was approved by the Board of Directors in December 2019, however, the Company has maintained a structure responsible for addressing this matter since June 2005.

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5.1.2. Recommended practice: The code of conduct, formulated by the executive board, with the support of the conduct committee and approved by the board of directors, must: (i) regulate the company’s internal and external relationships, expressing the expected commitment of the company, its board members, executive officers, employees, suppliers and stakeholders by adopting appropriate standards of conduct; (ii) manage conflicts of interest and provide for the abstention of a member of the board of directors, audit committee or conduct committee, if any, and, as the case may be, if such member is in a situation of conflict: (iii) provide a clear definition of the scope and comprehensiveness of the actions designed to investigate situations involving the use of insider information (for example, insider information used for commercial purposes or for obtaining advantages when trading securities); (iv) ensure that ethical principles underpin the negotiation of contracts, agreements, and proposals to amend the bylaws, as well as policies that guide the entire company, and set the maximum value of third-party goods or services that executive board members and employees can freely or favorably accept.

ADOPTS

5.1.3. Recommended practice: The whistleblowing channel shall be independent, autonomous, and impartial, following operating guidelines issued by the executive board and approved by the board of directors. It shall also ensure the anonymity of its users and conduct, in a timely manner, the necessary investigations and take appropriate measures. This service can be assigned to a third party with recognized capacity.

ADOPTS: Copel's whistleblowing channel receives confidential reports on non-compliance with the code of conduct, legal provisions, and internal rules relating to accounting, internal controls, or auditing matters. The channel is operated by an independent company and ensures anonymity, confidentiality, and a proper response to the reports received. The Company also has an Independent Reporting Channel Policy, approved by the Board of Directors.

The current version of the Independent Reporting Channel Policy, approved at the 183rd Board of Directors’ Meeting, held on October 17, 2021, is available at:

https://s3.amazonaws.com/mz-filemanager/16a31b1b-5ecd-4214-a2e0-308a2393e330/9592d12d-0f7c-4692-93ea-98ee72298263_npc%200305%20-%20independent%20reporting%20channel%20policy.pdf

5.2.	Conflicts of Interest

5.2.1. Recommended practice: The company's governance rules must ensure the separation and clear definition of functions, roles, and responsibilities associated with the terms of office of all governance agents. The limits of authority of each instance must also be defined, so as to minimize potential conflicts of interest.

ADOPTS: Copel clearly separates and defines the functions, roles, and responsibilities of its governance agents, pursuant to the Company’s Bylaws. To achieve this, the Company organizes itself in a structure containing statutory bodies with different levels of responsibilities and attributions, comprising of: the General Shareholders' Meeting, the Nomination and Evaluation Committee, the Fiscal Council, the Board of Directors and its advisory committees, the Statutory Audit Committee, the Sustainable Development

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Committee, the Investment and Innovation Committee, the Minority Committee, the Internal Audit, and the Executive Board, advised by non-statutory bodies. These bodies operate under different levels of responsibility and decision-making processes, as established in Article 28, item XX, of the Company's Bylaws, in their respective internal regiments, and in the Competence Levels Manual. The procedures for resolving potential conflicts of interest are established and detailed in the internal regiments of the statutory bodies. Additionally, the Board of Directors approved and maintains the Policy on Related Parties Transaction and Conflicts of Interest updated, establishing guidelines to ensure that transactions between related parties are carried out in the Company’s best interest and observing the principles of independence, competitiveness, compliance, transparency, fairness and commutativity: managing situations of potential conflict of interest when carrying out transactions with Related Parties. The Bylaws, Internal Regiments, and the Policy on Related Parties Transactions and Conflicts of Interest are available on the Company's Investor Relations website, at: https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

5.2.2. Recommended practice: The company's governance rules must be made public and establish that any person who is not independent in relation to a matter under discussion or to be resolved by the company's executive board or supervisory bodies must inform, in a timely manner, his/her conflicts of interest or private interest. If said person fail to do so, the governance rules must provide that any other person may inform the conflict he/she is aware of and, as soon as the conflict of interest on a specific topic is identified, the involved person must abstain, including physically, from the discussions and resolutions. The rules must establish that this temporary abstention must be recorded in the minutes.

ADOPTS: According to Article 77 of the Bylaws of Copel Holding: “The shareholder and the members of the Executive Board, the Board of Directors, the Supervisory Board and the statutory committees who, for any reason, have a direct, indirect or conflicting interest with the Company in the passing of a given resolution shall abstain from discussing and voting it, even as representatives of third parties, the reason for such abstention being duly recorded on the meeting Minutes, indicating the nature and extent of such interest”

Additionally, the Internal Regiments of the statutory bodies provide that if a conflict of interest or particular interest of one of the members of Executive Board is identified in relation to a certain matter to be resolved, it is this member's duty to express himself/herself in a timely manner. In the event the member of Executive Board does not express himself/herself, any of those present at the meeting who are aware of the fact must do so. After identifying the conflicts of interest or particular interest, the member of Executive Board involved must abstain from the discussions and deliberations, and must temporarily withdraw from the Meeting.

The current version of the Bylaws of Copel Holding is available at: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

The current versions of the Internal Regiments of Copel's statutory bodies are available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

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5.2.3. Recommended practice: The company must have mechanisms to manage conflicts of interest in the votes cast at shareholder meetings, so as to receive and process allegations of conflicts of interest and to nullify votes cast by conflicting parties, even after the meeting.

ADOPTS: Situations of conflicts of interest involving Copel, its shareholders, Executive Board member and members of the Fiscal Council are resolved through arbitration, as provided for in Article 111 of the Bylaws, for any and all disputes or controversial that may arise between them, in particular, from the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions contained in the Company's Bylaws and in current legislation.

The current version of the Bylaws of Copel Holding is available at: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

5.3.	Related-Party Transactions

5.3.1. Recommended practice: The bylaws must establish what related-party transactions must be approved by the board of directors, with the exclusion of any members with potentially conflicting interests.

ADOPTS

5.3.2. Recommended practice: The board of directors must approve and implement a related-party transactions policy, which must include, among other rules:(i) a provision stating that, prior to the approval of specific transactions or guidelines for contracting transactions, the board of directors must request the executive board to present market alternatives to the related-party transaction being analyzed, adjusted for the risk factors involved; (ii) the prohibition of forms of compensation of advisors, consultants or intermediaries that cause a conflict of interest with the company, its executive board, shareholders or shareholder classes; (iii) the prohibition of loans in favor of the controlling shareholder and executive board members; (iii) examples of related-party transactions that should be supported by independent appraisal reports, prepared without the participation of any party involved in the transaction in question, including banks, lawyers and specialized consultants, among others, based on realistic assumptions and information endorsed by third parties; and (v) provisions that corporate restructuring transactions involving related parties ensure fair treatment for all shareholders.

ADOPTS: As described in the Bylaws - Chapter IV - SECTION I, Article 28, item XVII, the Board of Directors is responsible for approving the policies and respective amendments concerning transactions with related-parties. The Policy on Related Parties Transaction and Conflicts of Interest specifically describes rules (i), (ii), (iii) and (v) of Principle 5.3.2, in the following items:

Rule (i): a provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the Board of Directors shall request the Executive Board to present market alternatives to the related-party transaction under discussion, adjusted for the risk factors involved;

“5.7 - To provide, prior to the approval of specific transactions or guidelines for contracting transactions, the market alternatives in relation to the transaction with Related Parties that Copel intends to carry out, presenting acceptable justifications for the transaction that does not fulfill market conditions and the need of compensatory payment.”

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“5.15 - To ensure that transactions with Related Parties within the limits below, established by the Board of Directors, are forwarded to the Statutory Audit Committee, for prior analysis, and subsequent deliberation by the Board of Directors:

I – transaction or group of related transactions, of which the total amount exceeds the lowest of the following amounts:

i. BRL 50,000,000.00 (fifty million Reals); or

ii. 1% (one percent) of the total assets of Copel (issuer); and

II – at Executive Board's discretion, to the transaction or group of related transactions of which the total amount is lower than the parameters provided for in item I, considering:

i. the characteristics of the operation;

ii. the nature of the relationship of the Related Party with Copel (issuer); and

iii. the nature and extent of the Related Party's interest in the transaction.

Rule (ii): prohibition of forms of compensation of advisors, consultants or intermediaries that cause a conflict of interest with the company, its Executive Board, shareholders or shareholder classes;

“5.8 - To prohibit any form of compensation of advisors, consultants or intermediaries that generate a conflict of interest with Copel, its Board of Directors, Supervisory Board, shareholders or classes of shareholders.”

Rule (iii): prohibition of loans in favor of the controlling shareholder and Executive Board member;

“5.9 - To prohibit loans in favor of the controller and Executive Board member.”

Rule (iv): hypotheses of transactions with related parties that must be supported by independent appraisal reports;

“5.11 - To enable the Executive Board, the Statutory Audit Committee, or the Board of Directors, to hire external consultants to assist in the evaluation of transactions, if deemed relevant, ensuring the integrity and reliability of the work.”

Rule (v): that corporate restructurings involving related parties will ensure equitable treatment for all shareholders.

“5.10 - To preserve equitable treatment among all shareholders in corporate restructuring involving Related Parties.”

The current version of the Bylaws of Copel Holding is available at: https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/c3c8a28b-9bf1-7420-bafd-35757a0c9e72?origin=1

The current version of Policy on Related Parties Transaction and Conflicts of Interest (NPC 0106), approved at the 222nd Board of Directors’ Meeting held on January 26, 2022, is available at:

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/e8b4a81e-11e5-899f-a54e-dc4ef36d6be5?origin=1

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5.4.	Securities Trading Policy

5.4.1. Recommended practice: The company must adopt, by resolution of the board of directors, a securities trading policy, which, without prejudice to compliance with the rules established by the CVM, defines controls measures that allow the oversight of trades carried out, as well as the investigation and punishment of those responsible for any non-compliance with the policy.

ADOPTS: In compliance with Art. 15 of Resolution 44/2021, Copel has a Trading Policy for Securities issued by the Company, approved by the Board of Directors and available on the Copel and CVM websites. This policy establishes the rules to be followed by related persons regarding the trading of securities issued by Companhia Paranaense de Energia - Copel, as well as the controls and monitoring carried out by the Administrator of the Policy.

The monitoring of trading activities is based on a self-declared statement (item 5).

Item 7 of Copel's Trading Policy sets out the applicable penalties in situations of non-compliance with the obligations and requirements imposed in this Policy.

It is worth noting that the principles set out in the Code of Conduct and the penalties of NAC 40301 - Functional Discipline also apply to company employees considered as "related persons".

5.5.	Financial Contribution and Donation Policy

5.5.1. Recommended practice: To ensure greater transparency as to the use of the company's resources, a policy on voluntary financial contributions, including those related to political activities, containing clear and objective principles and rules, must be formulated, approved by the board of directors and implemented by the executive board.

ADOPTS: Copel has a Policy on Donations and Voluntary Contributions, approved by the Board of Directors, to ensure transparency on the matter within the Company. This policy, in addition to providing guidelines for voluntary contributions, expressly prohibits political contributions, and the use of Copel's resources and name for political-partisan activities, donations, or contributions is also prohibited, as provided in Copel's Code of Conduct, Integrity Program, and current legislation. The principles that guide this Investment Policy are Copel's organizational values (Ethics, Respect for people, Dedication, Transparency, Safety and Health, Responsibility, and Innovation), in addition to the principles of the United Nations Global Compact - UN, Corporate Governance, Constitutional, Public Administration, and Social Responsibility and its guidelines are reflected in Copel's internal rules.

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/04585647-8749-9ae9-7e56-ec862671ef28?origin=1

5.5.2. Recommended practice: The policy must provide that the board of directors is the body responsible for approving all disbursements related to political activities.

ADOPTS

5.5.3. Recommended practice: The policy on voluntary contributions of government-controlled companies, or companies with reiterated and relevant business relations with the Government, must prohibit financial contributions or donations to political parties or persons linked to them, even if they are permitted by law.

ADOPTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 5, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.